Exhibit 12.1

Staples, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, execept ratios)

	Fiscal Year Ended
	January 31,	February 2,	February 3,	January 28,	January 29,
	2009	2008	2007	2006	2005
Earnings:
Income before income taxes and minority interests	$1,243,084	$1,554,482	$1,471,328	$1,235,299	$1,046,575
Interest portion of rental expense	223,368	193,850	183,854	169,825	157,187
Interest expense, net of capitalized interest	149,774	38,335	47,810	56,774	39,888
Capitalized interest	—	—	188	—	—
Pre tax earnings (losses) from equity method investees	(1,013)	(192)	—	7	95
Less: capitalized interest	—	—	(188)	—	—
Less: minority interests	(8,957)	802	321	(298)	—
Earnings	$1,606,256	$1,787,277	$1,703,313	$1,461,607	$1,243,745

Fixed charges:
Interest portion of rental expense	$223,368	$193,850	$183,854	$169,825	$157,187
Interest expense, net of capitalized interest	149,774	38,335	47,810	56,774	39,888
Capitalized interest	—	—	188	—	—
Fixed charges	$373,142	$232,185	$231,852	$226,599	$197,075

Ratio of earnings to fixed charges	4.30	7.70	7.35	6.45	6.31